UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BATTALION OIL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	20-0700684
(State of Incorporation)	(IRS Employer Identification No.)

1000 Louisiana St., Suite 6600 Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.0001 per share	NYSE American LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of class)

Item 1.                                                         Description of Registrant’s Securities to be Registered.

This registration statement on Form 8-A registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the common stock, par value $0.0001 per share (“Common Stock”) of Battalion Oil Corporation (the “Company”) in connection with the listing of the Common Stock on the NYSE American.

The following description of the Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Company’s certificate of incorporation on file with the Secretary of State of the State of Delaware, as amended and restated from time to time (“Certificate of Incorporation”), the Company’s Bylaws, as amended and restated (“Bylaws”), copies of which have been filed with the U.S. Securities Exchange Commission as exhibits to our periodic reports and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) contains provisions which affect the capital stock of the Company.

Authorized Capital Stock

Pursuant to the Certificate of Incorporation, the Company is authorized to issue 101,000,000 shares of capital stock, of which 100,000,000 shares are Common Stock and 1,000,000 shares are preferred stock, par value $0.0001 per share (“Preferred Stock”). The Company’s board of directors may from time to time issue shares of Preferred Stock in one or more series, with such powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions as shall be determined by our board of directors.

As of January 24, 2020, the Company had approximately 16,203,940 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding. All outstanding shares of Common Stock are fully paid and non-assessable.

Common Stock

Voting Rights. Except as otherwise provided by the DGLC, or by the powers, preferences or rights of any series of Preferred Stock, the Company’s Certificate of Incorporation and Bylaws provide that (i) the holders of the Common Stock shall exclusively possess all voting power; (ii) each share of Common Stock shall have one vote; and (iii) any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented at any such meeting and entitled to vote thereat. There being no cumulative voting rights for the election of directors, should the number of nominees for director exceed the number of directors to be elected, the directors will be elected by a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors.

Any person or entity who acquires shares of the Common Stock (and/or other voting securities of the Registrant) to which the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), would apply, shall have no right to vote such common stock or voting securities until such person or entity has complied with the filing and waiting period requirements of the HSR Act.

Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends may be declared and paid on the Common Stock out of funds legally available therefor at such times and in such amounts as the Board in its discretion shall determine.

Liquidation Preference. Upon the dissolution, liquidation or winding up of the Company, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock shall be entitled to receive the assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them.

Other Rights and Restrictions. Holders of Company’s Common Stock do not have preemptive, subscription, redemption or conversion rights. The Common Stock is not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. The rights, preferences and privileges of holders of the Common Stock will be subject to those of the holders of any shares of Preferred Stock that the Company may issue in the future.

Under the terms of the Certificate of Incorporation and the Bylaws, the Company is prohibited from issuing any non-voting equity securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code and only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company.

Limitation of Liability of Directors

The Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. The effect of this provision is to eliminate the Company’s and its stockholders’ rights, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director

Section 203 of the DGCL

Pursuant to the Company’s Certificate of Incorporation, the Company shall not be governed by Section 203 of the DGCL.

Anti-Takeover Provisions

The Certificate of Incorporation, the Bylaws and the DGCL contain provisions that may have some anti-takeover effects and may delay, defer or prevent a takeover attempt or a removal of the Company’s incumbent officers or directors that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for shares held by the stockholders.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection and the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Preferred Stock. The Board is expressly granted authority, without further vote or action by the stockholders (except as may otherwise be provided by the terms of any class or series of then-outstanding Preferred Stock), to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, to the extent permitted under the DGCL.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of the Common Stock. At present, the Company has no plans to issue any of the Preferred Stock.

Special Meeting of Stockholders and Stockholder Actions. Stockholders are only permitted to call a special meeting of the stockholders at the request in writing of stockholders owning a majority in amount of the entire capital stock of the Company issued and outstanding and entitled to vote. The Bylaws provide for action by written consent by holders of voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Amendment of the Bylaws. The Certificate of Incorporation grant to the Board the power to make, alter, amend, change, add to or repeal the Bylaws. The fact that such power has been so conferred upon the Board does not divest the stockholders of the power nor limit their power to adopt, amend or repeal these Bylaws; provided, however, that no bylaws hereafter adopted by the stockholders of the Corporation, or any amendments thereto, shall invalidate any prior act of the Board of Directors that would have been valid if such bylaws or amendment had not been adopted.

Board of Directors. The Board shall consist of not less than one and not more than seven directors. Until the second annual meeting of stockholders following October 8, 2019, the Board shall be divided into two classes, designated as Group I and Group II. Each Group I director shall initially serve until the annual meeting of stockholders in the year 2020, at which time such directors shall stand for election to a one-year term. Each Group II director shall initially serve until the annual meeting of stockholders in the year 2021 (the “2021 Annual Meeting”), at which time the foregoing classification of the Board shall cease and each director nominee shall henceforth stand for election to a one-year term, expiring at the subsequent annual meeting of stockholders.

Subject to any rights, contractual or otherwise, of any group or groups of stockholders to designate (and to remove such designee) a director to the Board of Directors, pursuant to Section 141 (k) of the DGCL: (i) prior to the 2021 Annual Meeting any Group I Director and, thereafter, any director or the entire Board of Directors may be removed, with or without cause, by a majority of the shares then entitled to vote at an election of directors and (ii) prior to the 2021 Annual Meeting, any Group II Director may be removed, with or without cause, by 85% of the shares then entitled to vote at an election of directors.

Newly Created Directorships and Vacancies on the Board. Under the Certificate of Incorporation, any vacancies on the Board for any reason and any newly created directorships resulting from any increase in the number of directors may be filled solely by the Board upon a vote of a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director, and each director so chosen shall hold office until the later of the next annual meeting of stockholders at which such appointed director stands for election or the 2021 Annual Meeting, if designated as a Group II director, and until such director’s successor shall be duly elected and shall qualify, or until such director’s earlier resignation, removal from office, death or incapacity.

Other Limitations on Stockholder Actions. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders.

Exclusive Forum. The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or the Company stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL; or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Transfer Agent and Registrar

The transfer agent and registrar for the Registrant’s Common Stock is Broadridge Corporate Issuer Solutions, Inc.

Item 2.                                                         Exhibits.

Exhibit
Number	Description of Exhibits
3.1

Amended and Restated Certificate of Incorporation of Battalion Oil Corporation, dated October 8, 2019 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 8, 2019).

3.2

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Battalion Oil Corporation, dated January 21, 2020 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 27, 2020).

3.3

Seventh Amended and Restated Bylaws of Battalion Oil Corporation, effective as of January 21, 2020 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on January 27, 2020).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BATTALION OIL CORPORATION

By:	/s/ Richard H. Little
Name:	Richard H. Little
Title:	Chief Executive Officer

Date:	January 27, 2020